UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Fragrance of Heaven LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Texas

Date of organization:

June 14, 2018

Physical address of issuer:

3501 50th Street, Suite 124

Lubbock, TX 79413

Website of issuer:

https://FragranceofHeavenCandles.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to one percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Units

Target number of securities to be offered:
2,500

Price (or method for determining price):
$20

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,000,000

Deadline to reach the target offering amount:
31 December 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end [1]	Prior fiscal year-end [1]
Total Assets:	28,753	30,963
Cash & Cash Equivalents	2,926	2,809
Accounts Receivable:	0	0
Short-term Debt:	4,603	6,113
Long-term Debt:	0	0
Revenues/Sales	59,995	37,899
Cost of Goods Sold:	21,632	16,523
Taxes Paid:	3,729	2,945
Net Income (Loss):	(8,529)	(14,872)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

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[1] The numbers in this table are the accounting numbers of Terri Arthur dba Fragrance of Heaven (a sole proprietorship), the predecessor of Fragrance of Heaven LLC. Terri Arthur dba Fragrance of Heaven was reorganized under the laws of the State of Texas as Fragrance of Heaven LLC. The LLC assumed the assets and liabilities of the sole proprietorship.

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the scented candle industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the scented candle industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the scented candle industry;
- growth of, and risks inherent in, the scented candle industry in Texas;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Fragrance of Heaven LLC. shall include any joint venture in which Fragrance of Heaven LLC. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Fragrance of Heaven LLC.

"Company " means Fragrance of Heaven LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Fragrance of Heaven LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Units" means the Membership Units of Fragrance of Heaven LLC.

"Subscriber" means any person who subscribes the Units.

THE COMPANY

1. Name of issuer:
Fragrance of Heaven LLC.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Terri Arthur   **Dates of Board Service: June 2018**

Principal Occupation:
Owner/Director/Chief Executive Officer of Fragrance of Heaven LLC.

Employer:
Fragrance of Heaven LLC.
Fragrance of Heaven LLC. manufactures and sells scented candles and related items. Their products are free of soy and zinc free which are carcinogens, enabling ones to use tarts (cube melts for warmers) and candles that one's may have never been able to before.

June 2018 to Present
Owner/Director/Chief Executive Officer

Business Experience:
Fragrance of Heaven LLC. - June 2018 to Present
Terri Arthur d/b/a Fragrance of Heaven - 2009 to 2018

Terri Arthur has been doing business under the business name Fragrance of Heaven as a sole proprietorship since 2009. On June 14, 2018, Terri Arthur dba Fragrance of Heaven was reorganized under the laws of the State of Texas as Fragrance of Heaven LLC. The LLC assumed the assets and liabilities of the sole proprietorship.

The business has been growing consistently since 2009 due to demand on trigger-free from headache and allergy fragrances. Ms. Arthur has been selling out of her product at the current brick and mortar location. The creation of scents and pouring has been done by the Ms. Arthur as she is responsible for all scent designs and quality control.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Terri Arthur

Principal Occupation:
Owner/Director/Chief Executive Officer of Fragrance of Heaven LLC.

Employer:
Fragrance of Heaven LLC.
Fragrance of Heaven LLC. manufactures and sells scented candles and related items. Their products are free of soy and zinc free which are carcinogens, enabling ones to use tarts (cube melts for warmers) and candles that one's may have never been able to before.

June 2018 to Present
Owner/Director/Chief Executive Officer

Business Experience:
Fragrance of Heaven LLC. - June 2018 to Present
Terri Arthur d/b/a Fragrance of Heaven - 2009 to 2018

Terri Arthur has been doing business under the business name Fragrance of Heaven as a sole proprietorship since 2009. On June 14, 2018, Terri Arthur dba Fragrance of Heaven was reorganized under the laws of the State of Texas as Fragrance of Heaven LLC. The LLC assumed the assets and liabilities of the sole proprietorship.

The business has been growing consistently since 2009 due to demand on trigger-free from headache and allergy fragrances. Ms. Arthur has been selling out of her product at the current brick and mortar location. The creation of scents and pouring has been done by the Ms. Arthur as she is responsible for all scent designs and quality control.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Terri Kay Arthur	250,000 Membership Units	100%

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$1,000,000**
Less: Offering Expenses		
Portal Fee	$500	$10,000
Other Offering Expenses	$1,500	$6,500
Net Proceeds	**$48,000**	**$983,500**
Online Marketing of E-Commerce Site/Social media	$0	$100,000
E-commerce Website Being Built, Including a CRM	$0	$100,000
Marketing with Social Media Expert on Retainer	$0	$100,000
Use Other Social Media Platforms	$0	$100,000
Taking on Additional 3,500 sq ft for Manufacturing	$0	$12,000
Pallet Jack	$0	$5,000
Racking System	$0	$10,000
Commercial Grade Vat and Pouring unit	$0	$50,000
Workstation Tables	$0	$8,000
Payroll for 2 Full Time Employees at $3,500 Monthly *12 months if target offering amount is sold* *24 months if maximum offering amount is sold*	$42,000	$84,000
CPA Services	$2,000	$2,000
Working Capital and Cash Reserves	$4,000	$412,500

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of units the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Membership Unit Subscription Agreement by signing it electronically.

2. Once the Membership Unit Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/u/desktop/qPortfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	**$50,000**
Maximum Target	**$1,000,000**
Pre-money Valuation	**$5,000,000**
Equity Offered	**0.99% – 16.67%**
Securities Type	**Membership Units**
Regulation	**Regulation CF**
Closing Date	**31 Dec 2018**

Unit Price $20.00

Units Offered
2,500 – 50,000

Units Issued After Offering
252,500 – 300,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units:	10,000,000	250,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Membership

Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
Although the Issuer's predecessor has been in business as a sole proprietorship with a 9-year history of operation, and recently reorganized under the laws of the State of Texas as an LLC., the Issuer's lack of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's membership units is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Membership Units
We have not undertaken any efforts to produce a valuation of the Company. We are offering Membership Units at $20.00 per unit and we believe that the price is fair and the valuation is based on the consideration of the followings:
   i.   The brand value of Fragrance of Heaven.
   ii. The brand awareness of Fragrance of Heaven in Lubbock, Texas, the city where Fragrance of Heaven operates.
   iii. The 9-year operation history of the Fragrance of Heaven. The Issuer's predecessor has been in business as a sole proprietorship under the business name of Fragrance of Heaven since 2009.
   iv. Customers accumulated since 2009.
   v.   Business performance and profitability enhancement, resulted from increase in sales, due to execution of marketing strategies in the coming years if we can successfully raise funds in this offering.

Investors should be aware that the above factors are merely reflects the opinion of the Company.

In determining the offering price, the Company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities. The Company makes no representation that the Securities could be resold at this price.

Future Valuation of Our Membership Units or Securities to be Issued

We may apply the following valuation methods for the future valuation of our membership units or securities to be issued:

- Valuations by independent third parties
- Discounted cash flow (DCF) valuation based on future earnings
- Valuations of companies comparable to us
- Valuations based on our business assets, including book value and liquidation value

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as membership unit shareholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
   a. **Additional Issuances of Securities**
      Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

   b. **Issuer Repurchases of Securities**
      The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as membership unit holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Subsequent to December 31, 2017, Fragrance of Heaven borrowed $10,000 from Peoples Bank to purchase inventory and expand business opportunities.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        a. **any director or officer of the issuer;**

        b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

        c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

        d. **any immediate family member of any of the foregoing persons.**

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Terri Arthur dba Fragrance of Heaven has been in operation since 2009 as a sole proprietorship. On June 14, 2018, Terri Arthur dba Fragrance of Heaven was reorganized as Fragrance of Heaven LLC. and assumed the assets and liabilities of the sole proprietorship.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Status of the Company
The predecessor of the issuer is Terri Arthur dba Fragrance of Heaven, a sole proprietorship. On June 14, 2018, Terri Arthur dba Fragrance of Heaven was reorganized under the laws of the State of Texas as Fragrance of Heaven LLC. The LLC assumed the assets and liabilities of the sole proprietorship. The change in the legal structure of the entity does not alter the Independent Accountant's Review Report with respect to the entity.

The following discussion is referring to the financials of Terri Arthur dba Fragrance of Heaven.

Revenue
The sales of Fragrance of Heaven has consistently grown the last several years. Revenue in 2017 was $59,995, which increased $22,096, or 58.3% compared to $37,899 in 2016. The increase was primarily due to increased sales of our products and the consistent growth of the business.

Cost of goods sold and Operating Expenses
Cost of goods sold
Our cost of goods sold is primarily composed of the direct costs of raw materials, labor and related overhead in selling our products and services.

Cost of good sold in 2017 was $21,632, increased $5,109, or 30.9% compared to $16,523 in 2016. The increase was primarily due to increased sales of our products and therefore increasing in the raw materials, labor and related overhead in selling our products and services.

Operating Expenses

Operating expenses are the selling and administrative expenses, including rent, utilities, office related cost, and advertising. Property, plant and equipment are recorded at cost and its depreciation is provided on the straight-line method over the estimated useful lives of the respective assets while ordinary maintenance and repair, and minor replacements are expensed.

Our total operating expenses in 2017 was $46,892, increased $10,644, or 29.4% compared to $36,248 in 2016. The increase was primarily due to higher advertising fees, alarm system, office related expenses, and repairs and maintenance expenses.

Advertising and Marketing

Advertising costs, which are charged against operations when incurred, amount to $3,614 in fiscal year 2017 and $2,527 in the prior year. The increase was primarily due to increased effort in promoting our business and products as well as in preparation for our latest product, our own white labeled essential oil line, launched in May, 2018.

Net Loss

Net Loss for the 12 months ended December 31, 2017 was $8,529.
Net Loss for the 12 months ended December 31, 2016 was $14,872.

The decrease in net loss was primarily due to an increase in revenue despite increased operating expenses occurred in fiscal year 2017.

Cash flows

In 2017, the cash used by operating activities was $7,512, versus $12,263 in 2016. The cash used by investing activities was $200 in 2017, versus $21,444 in 2016, which was due to a significant decrease in acquisition of property plant and equipment. Cash flow from financing activities was $7,829 in 2017, versus $30,392 in 2016, due to a lower contribution of owner capital.

Our historical results and cash flows are not representative of what investors should expect in the future.

Assets, Inventories and Liabilities

Our total assets were $28,753 as of December 31, 2017 and $30,963 as of December 31, 2016

Inventories

Inventories are generally stated at the lower of cost or market value. Market is considered as the net
realizable value.

Inventories consisted of the following:

	2017	2016
Scented candles and other merchandise	$ 2,625	$ 2,355

Liabilities

Our total liabilities were $4,603 as of December 31, 2017 and $6,113 as of December 31, 2016, the decrease is primarily due to a decrease in notes payable, as mentioned in our Financial Statements:

CURRENT LIABILITIES				
Sales Tax Payable	$	629	$	422
Notes Payable		3,974		5,691
TOTAL CURRENT LIABILITIES		4,603		6,113

Stockholders' equity

The Company's total stockholders' equity was $24,150 as of December 31, 2017 and $24,850 as of December 31, 2016.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $2,926 as of December 31, 2017, and $2,809 as of December 31, 2016.

Subsequent to December 31, 2017, Fragrance of Heaven borrowed $10,000 from Peoples Bank to purchase inventory and expand business opportunities.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet. In the absence of unexpected factors which significantly and adversely affect the business of the Company, whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months. We expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation, business development and marketing plan in the next 12 months.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Future Plans

With the help of this equity crowdfunding offering, we are seeking to scaling up our business and achieve growth in the coming years, especially by adding our own white labeled essential oil line, Fragrance of Heaven Essential Oils.

If this offering is successful and raised $50,000 or above, the Company will hire two full-time employees to do the wicking, labeling, and packing for shipping. The Company will also plan to scale up marketing effort if more funds are raised in this offering.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
>> **(A) association with an entity regulated by such commission, authority, agency or officer?**
>> No.
>>
>> **(B) engaging in the business of securities, insurance or banking?**
>> No.
>>
>> **(C) engaging in savings association or credit union activities?**
>> No.
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No.
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No.
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://fragranceofheavencandles.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Terri Arthur

_____
[Signature Code: ULsG_uoIlr-soClPidyZgrqYNOhAD0oTHO7vNEKsjbRXo7w_P4Y_z122gcoqkHQQ8oz7RAVgUWBXGp6hlf26gTkynBFAA9BecKpWZw-7HJ4]

Terri Arthur
Owner
Fragrance of Heaven LLC.
Date: 16 Aug 2018

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Mission Statement
To bring joy and comfort through fragrances, uplifting our customers as well as bringing back their most special memories, as smell is most closely related to memories, with Terri's personally designed fragrances which are as strong at the end as it was at the beginning. We have and will continue to provide the highest quality product that has no carcinogens, nor triggers for headaches and allergies that is so common in this industry today.

Description of the business:
Candles and Tarts
Consistent slow growth since 2009 due to demand on trigger free from headache and allergy fragrances, as well as free of soy and zinc free which are carcinogens, enabling ones to use tarts (cube melts for warmers) and candles that one's may have never been able to before.

Customers can bring or ship to us anything with a fragrance (example: other candles or an idea of a fragrance) and we will design it for them.

In comparison, industry standards use soy or mixtures thereof and zinc in their wicks, as well as stretching of their oils. Our candles do not, and therefore burn loud and long all the way through, another separation from industry in quality.

Have grown from the home residence to 400 sf to 800 sf, to now a 3,000 sf for brick and mortar. This has grown by word of mouth, Facebook, radio and television interviews (3/year) and expo booths (1 per year during holidays) and now acquiring another 3,500 sq. ft. in addition for manufacturing. Both local in Lubbock.

We have brought in vendors which raise awareness as to location of brick and mortar, and which also covers the cost of the lease for the store and manufacturing facility. We have Super Saturday events, doing facebook lives hourly to show who won what door prize and from which vendor. This is helping the location to become more known in the community.

We will be hiring 2 employees to do the wicking, labeling, and packing for shipping (most likely by special needs persons and seniors that need repetitious work). The creation of scents and pouring will still be done by the owner, Terri Arthur, scent designer and quality control.

The sales of Fragrance of Heaven has consistently grown the last several years. With the help of Equity Crowdfunding, we are seeking to scaling up our business and achieve growth in the coming years, especially by adding our own white labeled essential oil line, Fragrance of Heaven Essential Oils.

Fragrance of Heaven Essential Oils
May 2018 Terri started her own white labeled essential oil line. This is 1) an extraordinary quality essential oil, also known as 100% pure 2) at a reduced cost. We do not have to pay commissioned sales reps, passing the savings on to our customers.

As of now, we have been selling out of my brick and mortar location the essential oils. Our daily sales on average, half come from the essential oil line. Once marketing this online and having an e-commerce site, it is anticipated to sell more in the essential oil line, yet attain new customers to for the candles as it will be the same demographic.

Planned Use of Proceeds from crowdfunding:

- Online Marketing of E-Commerce Site/Social media
- E-commerce website being built, including a CRM
- Marketing with Social Media Expert on Retainer
- Use other social media platforms
- Taking on additional 3,500 sq ft for manufacturing
- Pallet Jack
- Racking System
- Commercial Grade Vat and Pouring unit
- Workstation Tables
- Payroll for 2 full time employees. (Will start with 1 employee)
- CPA Services

Products & Services

Products: Our Candles, tarts, warmers, my white labeled essential oils and diffusers will be sold online as we receive the funds to build an e-commerce site.

Services: Customers can bring or ship to us anything with a fragrance (example: other candles or an idea of a fragrance) and we will design it for them.

COLLECTION LIST
Baked Goods Candles
Clean and Fresh
Coffee and Beverages
Floral
Fruit and Fruity
Leather and Leather Blends
Manly & Man Cave
Outdoors
Therapeutic, Herbal and Relaxing



















Our shop at Lubbock, TX





Fragrance of Heaven's Collection:

Baked Goods Candles


Pumpkin Roll


Butter Cup


Tatas Pecan Praline Pie


Granny Smith's hot

Clean and Fresh


After a Texas Rain


Yaffa


Pigskin and Parada


LeAnn's Oasis

Coffee and Beverages


Lubbock Texas Tea


Love, Laughter & Latte


Lone Tree Mocha


Combination green tea smoothie

Floral


Mizpah


The Royal Hamilton


Yaffa


Serenity

Fruit and Fruity


Lemongrass Sage


Sun ripened blueberry cheesecake


Promise


Pomegranate

Leather and Leather Blends


Vintage Cowboy


Tanner


Tims Open Ranger.


Pigskin and Parada

Growth Strategy

- Increase our online sales via our enhanced E-commerce website.
- Advertise in target markets, especially in advance of the holiday season.
- Communicate with our customer through social media and email newsletters with company news, new products through our CRM system.
- Targeted Google, Facebook and Instagram advertisements.

Goals and Milestones

- Setting up a E-commerce website being built, including a CRM
- Improving our website
- Growing online sales
- Growing our customer database
- building new connections and engagements on social media

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We are operating in a very competitive industry
The business is in a competitive industry with companies with much more financial and physical resources.

We rely on continuing efforts of Terri Arthur, the CEO and Founder of Fragrance of Heaven LLC
The business relies mainly on the efforts of Terri Arthur to design and manufacture products, as well as oversee the operations of the company. If something happened to her the business may not be able to continue.

Our business involves inherent industrial risks and occupational hazards
Our business involves inherent industrial risks and occupational hazards, which may not be eliminated through implementing safety measures and thus we are exposed to risks related to such activities, such as equipment failure, industrial accidents and fire. We cannot ensure that such risks will not cause a material and adverse impact to us in the future. The materialisation of any of the risks mentioned above in the worst case scenario may disrupt our business and damage our reputation, which may also affect the validity of our relevant qualifications, business operations and results of operations.

The costs of raw materials account for a significant portion of our cost of sales and any fluctuations in their prices may affect our profitability
The prices of raw materials, which are petroleum related, may be subject to fluctuations as a result of various factors beyond our control, such as global economic condition, crude oil and petroleum prices.

We manufacture some of our products on a made-to-stock basis with reference to our sales forecast, which may not be accurate
We manufacture some of our candle products on a made-to-stock basis (i.e. we manufacture before our customers place orders with us) with reference to our sales forecast prepared in light of our customers' historical buying pattern. If our sales forecast turns out to be inaccurate and our customers do not place orders with us in the volumes expected by us, the products produced may not be absorbed by other customers, and our business, results of operations and financial condition may be adversely affected.

Our revenue is mainly derived from the sale scented candles, which may be adversely affected by the market demand
If we fail to identify new business opportunities or otherwise react to any significant drop in demand for scented candles, our business, financial condition and results of operations may be materially and adversely affected.

Our operations and financial performance may be materially and adversely affected if we experience any major disruptions, damage or destruction at our production facilities

Our business is dependent on the proper functioning of our manufacturing facilities which are located at Lubbock, Texas. Our manufacturing facilities are subject to operating risks and disruptions, such as the breakdown or failure of equipment, shortages, natural disasters and industrial accidents. If any of our manufacturing facilities experience any of these disruptions, damage or destruction, we may not be able to manufacture our products and meet our delivery obligations to our customers in a timely manner or at all, in which case our business, results of operations and financial condition would be materially and adversely impacted.

Any problems with product quality or performance could result in a loss of customers and sales and may subject us to product liability claims, which could result in significant costs or negatively affect our reputation

The success of our business depends on our ability to consistently deliver products with high quality. If the quality of any of our products deteriorates for any reason, we may be faced with returns or cancellations of orders and customer complaints. Moreover, as our products contain chemical and petroleum substances, any defects or improper performance of our products may directly or indirectly result in harm to the environment and human health, safety and daily lives.

We may not be able to maintain and increase the sales and profitability of products and services

We cannot guarantee that we will be able to maintain our sales and achieve our targeted sales growth and profitability for our products, which include the offering of scented tarts and candles to retail customers, fragrance designing for customers, and our e-commerce sales.

Our historical financial and operating results are not indicative of future performance.

Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.

We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. In addition, we have not maintained insurance policies against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest or other activities.

Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value
We cannot assure that the offering price of the Membership Units of Fragrance of Heaven LLC (the "Securities") will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions
We have the right to, and expect to, issue additional shares or sell stock in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities

Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our Membership Units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our Membership Units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Membership Units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
FRAGRANCE OF HEAVEN LLC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Fragrance of Heaven LLC, a company organized and existing under the laws of the State of Texas ("Fragrance of Heaven" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Fragrance of Heaven has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Fragrance of Heaven (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.
   1.1 Issue of the Units. Subject to the terms and conditions hereof, Fragrance of Heaven hereby issues to the Subscriber, and the Subscriber hereby subscribes from Fragrance of Heaven **[Shares Subscripted] Units**, at a Per Units Price equal to **$20.00** (the " Unit Price").

   1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Fragrance of Heaven as follows:

   (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

   1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

   1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the

"Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Fragrance of Heaven 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Fragrance of Heaven and such decision is based upon a review of the Form C which has been filed by Fragrance of Heaven with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Fragrance of Heaven in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Fragrance of Heaven;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Fragrance of Heaven;

d. Fragrance of Heaven is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Fragrance of Heaven from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Fragrance of Heaven and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Fragrance of Heaven in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Fragrance of Heaven in connection therewith;

f. the Subscriber acknowledges that Fragrance of Heaven has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Fragrance of Heaven shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Fragrance of Heaven is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Fragrance of Heaven (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Fragrance of Heaven is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Fragrance of Heaven is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Fragrance of Heaven and depends on the advice of its legal and financial advisors and agrees that Fragrance of Heaven will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Fragrance of Heaven; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Fragrance of Heaven. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Fragrance of Heaven and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Fragrance of Heaven to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2018, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Texas, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Fragrance of Heaven shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

_____
Name: Terri Kay Arthur
Title: CEO
Fragrance of Heaven LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Terri Arthur dba Fragrance of Heaven

Financial Statements

Years Ended December 31, 2017 and 2016
(Unaudited)

TERRI ARTHUR dba FRAGRANCE OF HEAVEN
FINANCIAL STATEMENTS
December 31, 2017 and 2016

TABLE OF CONTENTS

William G. Morris, PC
Certified Public Accountant

601 Main Street
Lubbock, Texas 79401-3598

Telephone (806) 765-5676
Facsimile (806) 765-0371

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owner
Fragrance of Heaven
Lubbock, Texas

I have reviewed the accompanying financial statements of Fragrance of Heaven (a sole proprietorship), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and owner's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as to a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

William G Morris CPA

May 16, 2018, except for Note C, as to which the date is June 14, 2018.
Lubbock, Texas

TERRI ARTHUR dba FRAGRANCE OF HEAVEN
BALANCE SHEETS
December 31, 2017 and 2016

	2017 (Unaudited)		2016 (Unaudited)
ASSETS			
CURRENT ASSETS			
Cash in Bank	$ 2,926	$	2,809
Inventory	2,625		2,355
TOTAL CURRENT ASSETS	5,551		5,164
NONCURRENT ASSETS			
Property, plant and equipment, at cost less			
accumulated depreciation - Notes A and B	23,202		25,799
TOTAL ASSETS	$ 28,753	$	30,963
LIABILITIES AND OWNERS' EQUITY			
CURRENT LIABILITIES			
Sales Tax Payable	$ 629	$	422
Notes Payable	3,974		5,691
TOTAL CURRENT LIABILITIES	4,603		6,113
OWNER'S EQUITY	24,150		24,850
TOTAL LIABILITIES AND OWNER'S EQUITY	$ 28,753	$	30,963

See accountant's review report and accompanying notes to financial statements.

TERRI ARTHUR dba FRAGRANCE OF HEAVEN
STATEMENTS OF INCOME AND OWNER'S EQUITY
For the Years Ended December 31, 2017 and 2016

	2017 (Unaudited)	2016 (Unaudited)
SALES AND OTHER INCOME	$ 59,995	$ 37,899
COST OF GOODS SOLD	21,632	16,523
GROSS PROFIT	38,363	21,376
SELLING AND ADMINISTRATIVE EXPENSES		
Advertising	3,614	2,527
Alarm System	2,038	936
Automobile	3,341	2,777
Credit Card Processing	1,628	1,596
Depreciation	2,797	2,481
Insurance	1,661	1,268
Interest	386	573
Legal and Professional	300	200
Office	4,324	165
Rent	12,000	11,800
Repairs and Maintenance	2,110	500
Taxes and Licenses	3,729	2,945
Telephone	822	2,524
Travel	834	151
Utilities	7,308	5,805
	46,892	36,248
NET INCOME (LOSS)	(8,529)	(14,872)
OWNER'S EQUITY, beginning of year	24,850	9,330
CAPITAL CONTRIBUTED BY OWNER	7,829	30,392
OWNER'S EQUITY, end of year	$ 24,150	$ 24,850

See accountant's review report and accompanying notes to financial statements.

TERRI ARTHUR dba FRAGRANCE OF HEAVEN
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016

	2017 (Unaudited)	2016 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (8,529)	$ (14,872)
Add: Depreciation expense	2,797	2,481
(Increase) decrease in inventory	(270)	(1,226)
Increase (decrease) in sales tax liability	207	(96)
Increase (decrease) in short term borrowings	(1,717)	1,450
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(7,512)	(12,263)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property plant & equipment	(200)	(21,444)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(200)	(21,444)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution (withdrawal) of owner capital	7,829	30,392
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	7,829	30,392
NET INCREASE (DECREASE) IN CASH	117	(3,315)
CASH AT THE BEGINNING OF THE YEAR	2,809	6,124
CASH AT THE END OF THE YEAR	$ 2,926	$ 2,809

See accountant's review report and accompanying notes to financial statements.

TERRI ARTHUR dba FRAGRANCE OF HEAVEN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Frangrance of Heaven is presented to assist in understanding the Company's financial statements. The financial statements are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform substantially to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company manufactures and sells scented candles and related items.

Inventories

Inventories are generally stated at the lower of cost or market value. Market is considered as the net realizable value.
Inventories consisted of the following:

	2017	2016
Scented candles and other merchandise	$ 2,625	$ 2,355

Property, Plant & Equipment and Depreciation

Plant, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Ordinary maintenance and repair, and minor replacements are expensed.

Interest Costs

It is the Company's policy to expense all interest costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

Advertising costs, which are charged against operations when incurred, amount to $3,614 in the current year and $2,527 in the prior year.

TERRI ARTHUR dba FRAGRANCE OF HEAVEN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE B - PROPERTY, PLANT AND EQUIPMENT

	2017	2016	Estimated useful life
Furniture & equipment	$ 5,994	$ 5,794	5 years
Leasehold improvements	25,482	25,482	15 years
	31,476	31,276	
Less accumulated depreciation	5,477	8,274	
	$ 25,999	$ 23,002	

NOTE C - SUBSEQUENT EVENTS

Subsequent to December 31, 2017, Fragrance of Heaven borrowed $10,000 from Peoples Bank to purchase inventory and expand business opportunities.

On June 14, 2018, Terri Arthur dba Fragrance of Heaven (a sole proprietorship) was reorganized under the laws of the State of Texas as Fragrance of Heaven LLC. The LLC assumed the assets and liabilities of the sole proprietorship. The change in the legal structure of the entity does not alter the Independent Accountant's Review Report with respect to the entity.

NOTE D - RELATED PARTY TRANSACTIONS

During 2016, Fragrance of Heaven purchased inventory items from Pruvit, a company owned by Terri Arthur. The purchases totaled $1,252.